AMENDED CERTIFICATE OF

DESIGNATION OF

SERIES I-2 CONVERTIBLE PREFERRED STOCK

OF RENNOVA HEALTH, INC.

(Pursuant to Section 151 of the

Delaware General Corporation Law)

Rennova Health, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 103 thereof, does hereby certify that:

FIRST: A Certificate of Designation of Series I-2 Convertible Preferred Stock was originally filed with the Secretary of State of the State of Delaware on December 15, 2017.

SECOND: The Board of Directors of the Corporation duly adopted the following resolutions on July 19, 2018:

RESOLVED:

That the number of shares of Preferred Stock of the Corporation designated as Series I-2 Convertible Preferred Stock be increased to 21,346 shares and that Section 2 of the Certificate of Designation of Series I-2 Convertible Preferred Stock be deleted in its entirety and replaced with the following:

“Section 2. Designation, Amount and Par Value. The series of the preferred stock shall be designated as its Series I-2 Convertible Preferred Stock (the “Preferred Stock”) and the number of shares so designated shall be up to 21,346 (which shall not be subject to increase without the written consent of all of the holders of the Preferred Stock (each, a “Holder” and, collectively, the “Holders”)). Each share of the Preferred Stock shall have a par value of $0.01 per share and a stated value equal to $1,000, subject to increase set forth in Section 3 below (the “Stated Value”).”

RESOLVED:	That, in the third Whereas clause in the Certificate of Designation of Series I-2 Convertible Preferred Stock, the number 11,271 shall be deleted and replaced with the number 21,346.
RESOLVED:	That except as expressly amended above, the Certificate of Designation of Series I-2 Convertible Preferred Stock shall remain in full force and effect without further modification or amendment.

RESOLVED:	That any officer of the Corporation be, and they hereby are, authorized and directed, in the name and on behalf of the Corporation, to file the Amended Certificate of Designation in accordance with the provisions of Delaware General Corporation Law and to take such actions as they may deem necessary or appropriate to carry out the intent of the foregoing resolutions.

THIRD: This Amended Certificate of Designation of Series I-2 Convertible Preferred Stock has been approved by all of the holders of the outstanding Series I-2 Convertible Preferred Stock.

FOURTH: The aforesaid resolutions were duly and validly adopted in accordance with the applicable provisions of Section 151 of the General Corporation Law of the State of Delaware and the Certificate of Incorporation and By-Laws of the Corporation.

IN WITNESS WHEREOF, the Corporation has caused this Amended Certificate of Designation to be executed by its Chief Executive Officer, this 24th day of August, 2018.

RENNOVA HEALTH, INC.

By:	/s/ Seamus Lagan
Name:	Seamus Lagan
Title:	Chief Executive Officer